UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

BB Biotech AG Pascal Schmucki Vordergasse 3 CH-8200 Schaffhausen, Switzerland +41 44 267 67 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,228,200
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,228,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	This percentage is calculated based upon 21,354,127 outstanding shares of Common Stock being deemed as issued and outstanding, consisting of: (i) the 599,247 shares of Common Stock that are issued and outstanding, and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all issued and outstanding shares of Preferred Stock. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage were calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,228,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Person), it would result in an applicable percentage of 67.2%.

1.	Name of Reporting Persons. Biotech Growth N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curacao
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 1,228,200
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,228,200
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based upon 21,354,127 outstanding shares of Common Stock being deemed as issued and outstanding, consisting of: (i) the 599,247 shares of Common Stock that are issued and outstanding, and (ii) an aggregate of 20,754,880 shares of Common Stock issuable upon conversion of all issued and outstanding shares of Preferred Stock. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage were calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,228,200 shares of Common Stock issuable upon conversion of the Preferred Stock held by the Reporting Person), it would result in an applicable percentage of 67.2%.

Item 3. Source and Amount of Funds or Other Consideration

On December 14, 2011, pursuant to the terms of that certain Series A-1 Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”), dated as of April 25, 2011, among Radius Health, Inc. (the “Company”) and the investors referenced therein (the “Investors”), the Company issued an aggregate of 263,180 shares of Series A-1 Stock (the “Series A-1 Shares”) to the Investors in connection with the consummation of the Stage III Closing contemplated by the Purchase Agreement at a purchase price of $81.42 per share. Shares of the Company’s Series A-1 Stock are convertible, in whole or in part, at the option of the holder at any time into shares of the Company’s Common Stock, par value $.0001 per share, on a one-for-ten basis at an initial conversion price of $8.142 per share. On December 14, 2011, Biotech Growth purchased an additional 40,940 shares of Series A-1 Convertible Preferred Stock from the Company in the Stage III Closing.

Item 5. Interest in Securities of the Issuer

(a)	Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, Biotech Growth is the record owner of the Biotech Growth Shares. To the best knowledge of BB Biotech and Biotech Growth, no director or executive officer of BB Biotech or Biotech Growth owns any shares of the common stock or preferred stock of the Issuer.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days. To the best knowledge of BB Biotech or Biotech Growth, no director or executive officer of BB Biotech and Biotech Growth has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding filing of joint Schedule 13D*

*	Previously filed as an exhibit to BB Biotech and Biotech Growth’s Schedule 13D filed with the Securities and Exchange Commission on June 03, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date:	December 16, 2011	By:	/s/ Michael Hutter
Signatory Authority

		Name:	Michael Hutter

		Title:	Signatory Authority

Date:	December 16, 2011	By:	/s/ Pascal Schmucki
Signatory Authority

		Name:	Pascal Schmucki

		Title:	Signatory Authority

Biotech Growth N.V.

Date:	December 16, 2011	By:	/s/ Michael Hutter
Signatory Authority

		Name:	Michael Hutter

		Title:	Signatory Authority